NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-18

December 12, 2005

Cumberland Announces Improvements to Economics at Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that a due diligence audit completed by bank-appointed independent engineers, SRK Consulting (UK) Limited (“SRK”), has resulted in significant improvements to the economics of the Meadowbank gold project.  As a requirement for bank financing, SRK was appointed by Société Générale Corporate and Investment Banking’s Mining Finance team to perform the due diligence audit of the Meadowbank feasibility study.  The feasibility study was completed in early 2005 by AMEC Americas Ltd. (“AMEC”).  Based on SRK’s findings, the AMEC resource estimates were adjusted, resulting in an improvement to reserves.  Also based on SRK’s audit, Cumberland has updated the AMEC feasibility study financial model and can report that the pre-tax internal rate of return for the Meadowbank project is now forecast at 17.6%, up from the 14.3% forecast in the AMEC feasibility study.  Both forecasts use a base case long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.  The same financial model, based on US$500/oz. gold, (US$0.85 per Cdn$1.00 exchange rate and current fuel prices), increases the pre-tax IRR to 21.3%.

The most significant improvement from SRK is a gold reserve increase of approximately 120,000 ounces. This is largely due to grade capping adjustments and has resulted in an increase in the proven and probable mineral reserve to 2.9 million ounces.  The corresponding grade increase has reduced the base case total cash cost (as defined by the Gold Institute standard) by US$23 per ounce to an average US$201 per ounce for the life of operations.  SRK reviewed all technical aspects of the feasibility study. No changes have been made to the AMEC feasibility designs for mining, processing, waste/water management, infrastructure or any other designs for the proposed operation.

Highlights of SRK Update:

Assumptions remain unchanged from the AMEC feasibility and include 100% equity financing, a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Meadowbank Gold Project Production Profile Comparison

	AMEC Feasibility[1] March 2005	Update December 2005
Open Pit Mineral Reserve (Proven & Probable)	2,768,000 ounces	2,890,000 ounces
Metallurgical Recovery	93.5%	93.2%
Mine Throughput	2.73 Mtpa	2.73 Mtpa
Mine Life	8.3 years	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	376,000 ounces 316,000 ounces	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224	US$175 US$201
Cash Flow (Undiscounted, Pre-tax)	US$174 million	US$243 million
Internal Rate of Return (Pre-tax)	14.3%	17.6%
Capital Costs	US$227 million	US$235 million

“The SRK Group is recognized as one of the world’s leading mineral resource consultants, having completed over 200 due diligence projects worldwide.  SRK has applied this experience to its due diligence audit of Meadowbank, delivering a significant economic improvement and an endorsement that our project finance partners will respect,” remarked Kerry Curtis, President and CEO of Cumberland.  “Today, Meadowbank is one of only a few pre-production gold projects in the world with such large reserves and continued growth on the horizon.  The project is set to deliver mid-tier level gold production at low total cash costs over a sustained period.  We are very pleased to be entering the final stages of project financing and permitting.”

Impact of Varying Gold Price and Exchange Rate on Economics of Meadowbank Gold Project

(Pre-tax, US$)

Gold Price (US$)	Exchange Rate (US$ per Cdn$1.00)	IRR%	NPV @ 0% (US$millions)	NPV @ 5% (US$millions)	Fuel Price
*$400	$0.75	17.6	$242.7	$128.3	Base Case
$450	$0.80	18.1	$272.7	$145.7	Current
$500	$0.85	21.3	$349.0	$196.8	Current
$550	$0.90	24.1	$425.3	$248.0	Current
$600	$0.95	26.5	$501.6	$299.1	Current

* On an after-tax basis, IRR is estimated at 12.8%, NPV @ 0% is estimated at US$155.2 million and payback is estimated at 3.8 years.

Increases in Resources and Reserves

To complete the resource revisions, SRK incorporated the results of 28 drill holes completed at the Goose Island deposit in Phase I 2005 drilling.  The SRK estimates do not include the high grade, near surface, drill holes from the recently-discovered Cannu zone where an additional 30 holes were completed in late 2005.  Cumberland expects to complete an inferred resource estimate for the Cannu zone in early 2006 and is planning a significant drill program for 2006 designed to delineate reserves and test for extensions to the new zone.

Grade Capping Adjustments

In updating the resource and reserve estimates, SRK selected a more-moderate treatment of grade capping than was used in the AMEC feasibility study.  Grade capping, or the reduction of high grade assays to a constant level, is a technique often used in the preparation of resource estimates to reduce the risk of over estimating grade and metal content.  The application of grade capping levels is typically assessed by a detailed statistical analysis of the assays within the deposit.  The AMEC feasibility resources were based on the application of both grade capping and a distance restriction calculation of high grades to estimate resource grade for the Portage and Goose Island deposits.  The revised SRK resource estimates are based on variable capping levels (similar to those used by AMEC) for each of the three deposits but SRK has not applied distance restrictions.  SRK considers these modifications to be appropriate from a resource/reserve risk perspective.

SRK’s revised mineral resource estimate is as follows.  This is reported inclusive of that portion of the mineral resource converted to a mineral reserve:

Meadowbank Gold Project Mineral Resource – Q4/20052

Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage Area (1.5 g/t cutoff)	Measured	2,790,000	5.4	480,000
	Indicated	8,550,000	5.0	1,370,000
	Sub-Total	11,340,000	5.1	1,850,000
	Inferred	600,000	4.8	90,000
Goose Island (1.5 g/t cutoff)	Measured	-	-	-
	Indicated	2,240,000	6.5	470,000
	Sub-Total	2,240,000	6.5	470,000
	Inferred	1,370,000	4.2	190,000
Vault (2.0 g/t cutoff)	Measured	-	-	-
	Indicated	8,610,000	3.9	1,080,000
	Sub-Total	8,610,000	3.9	1,080,000
	Inferred	870,000	5.4	150,000
Total	Measured	2,790,000	5.4	480,000
	Indicated	19,400,000	4.7	2,920,000
	Sub-Total	22,190,000	4.8	3,400,000
	Inferred	2,840,000	4.7	430,000

Note:  Tonnes rounded to nearest ten thousand and grade rounded to nearest 0.1 g/t.  Numbers may not add due to rounding.

The revised proven and probable open pit mineral reserve estimate given in SRK’s due diligence report for the three pits on the project is as follows.  This represents a 7% increase in overall reserve grade and 4% increase in metal content (approximately 120,000 ounces) compared to the estimate presented in the AMEC feasibility:

Meadowbank Gold Project Open Pit Mineral Reserve (Proven & Probable)3

Open Pit	Category	Ore (t)	Grade (g/t)	Ounces
Portage	Proven	3,020,000	4.8	470,000
	Probable	7,990,000	4.4	1,120,000
	Proven & Probable	11,010,000	4.5	1,590,000
Vault	Proven	-	-	-
	Probable	8,010,000	3.4	870,000
	Proven & Probable	8,010,000	3.4	870,000
Goose	Proven	-	-	-
	Probable	2,310,000	5.7	420,000
	Proven & Probable	2,310,000	5.7	420,000
Total	Proven	3,020,000	4.8	470,000
	Probable	18,300,000	4.1	2,420,000
	Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Final Hearings Set for Permitting

The Nunavut Impact Review Board (NIRB) is completing a technical review of the Final Environmental Impact Statement submitted by Cumberland in November 2005.  NIRB has scheduled final hearings commencing March 27th, 2006. The Company plans to commence construction of the project in late 2006 leading to production in mid-2008. This is subject to a timely completion of the permitting process and the resulting ability to procure and mobilize construction equipment and supplies in the summer shipping season in 2006.

Meadowbank Gold Project

The Meadowbank project is host to Canada’s largest pure gold open pit reserves estimated at 2.9 million ounces3.  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over a mine life in excess of eight years with an estimated total cash cost of US$201 per ounce.  Development permitting is in the final stages.

Cumberland is a well financed mineral exploration and development company.  The Company has completed a feasibility study on the Meadowbank gold project (100% interest) located in Nunavut and is advancing the project through permitting and financing towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study (First Quarter 2005) – The results from the Study by AMEC Americas Ltd. (“AMEC”). are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Resources (Fourth Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.

3 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 20-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

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